SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ashford Hospitality Trust Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

044103109 (CUSIP Number)

May 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044103109	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Security Capital Preferred Growth Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER –5,162,000– Shares 6. SHARED VOTING POWER –0– Shares of Common Stock 7. SOLE DISPOSITIVE POWER –5,162,000– Shares 8. SHARED DISPOSITIVE POWER –0– Shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON –5,162,000– Shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.49% of the Shares of Common Stock
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 6 Pages

Item 1(a).	Name of Issuer: Ashford Hospitality Trust Inc.

(b).	Address of Issuer’s Principal Executive Offices:

14180 Dallas Parkway 9th Floor Dallas, TX 75254

Item 2(a).	Name of Person Filing:

Security Capital Preferred Growth Incorporated, a corporation organized and existing under the laws of Maryland (“SC-PG”).

(b).	Address of Principal Business Office or, if None, Residence:

10 South Dearborn Street, Suite 1400, Chicago, Illinois 60603

(c).	Citizenship:

Maryland

(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

(e).	CUSIP Number: 044103109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Broker as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 6 Pages

Item 4.	Ownership:

	(a).	Amount beneficially owned:

SC-PG, beneficially owns 5,162,000 shares of common stock, consisting of 993,049 shares that SC-PG has the right to acquire upon the conversion of its 993,049 shares of Series B-1 Cumulative Convertible Redeemable Preferred Stock and 4,168,951 shares that it will have the right to acquire upon the conversion of shares of 4,168,951 shares of Series B-1 Cumulative Convertible Redeemable Preferred Stock, which it has the right to acquire on June 30, 2005.

	(b).	Percent of Class:

12.49% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

	(c).	Number of shares as to which such person has:

		(i).	Sole power to vote or to direct the vote: 5,162,000.

		(ii).	Shared power to vote or to direct the vote: None.

		(iii).	Sole power to dispose or to direct the disposition of: 5,162,000.

		(iv).	Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2005

SECURITY CAPITAL PREFERRED GROWTH INCORPORATED

By:	/s/ DAVID E. ROSENBAUM
Name:	David E. Rosenbaum
Title:	Senior Vice President